KPMG	KPMG LLP Three Wachovia Center 401 South Tryon Street Charlotte, NC 28202-1911

Independent Accountants' Report

The Board of Directors
Wachovia Bank, National Association

We have examined management's assertion, included in the acompanying management assertion, that Wachovia Bank, National Association (the Bank) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers relating to its servicing of asset securitizations, pursuant to the respective Servicing Agreements for the Wachovia Asset Securitization Inc. (WASI) Trust 2002 HE-1 and 2002 HE-2 (collectively the Trusts), except for minimum servicing standards I.2, I.4, III.3, III.4, III.6, V.3, and V.4, which are inapplicable to the servicing of the WASI Trusts, as of and for the year ended December 31, 2004. Management is responsible for the Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Bank complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2004 is fairly stated in all material respects.

/s/KPMG, LLP

March 15, 2005